Moody's Investors Service ("MIS")

Exhibit 5

Code of Ethics

MIS has the following policies establishing standards of ethical behavior for its employees. These policies can be found on our website via the web addresses[i] listed below.

1 Moody's Corporation Code of Business Conduct (October 2014)
http://www.moodys.com/nrsro_sp11410
2 Moody's Investors Service Code of Professional Conduct (December 2015)
http://www.moodys.com/nrsro_sp11557
3. Moody's Corporation Code of Ethics for Chief Executive and Senior Financial Officers (February 24, 2004)
http://www.moodys.com/nrsro_sp12862
4. Moody's Corporation Anti-Bribery and Anti-Corruption Policy (December 14, 2015)
http://www.moodys.com/nrsro_sp21200
5. Compensation of Designated Compliance Officer (December 8, 2014)
http://www.moodys.com/nrsro_sp21865
6. Email Monitoring Policy (December 8, 2014)
http://www.moodys.com/nrsro_sp14123

i The URL provided will refer to the most recent version of the policy.